NEW PARADIGM SOFTWARE CORP
              ANNOUNCES AGREEMENT TO SELL COPERNICUS


NEW YORK, New York, May 13th, 1997 - New Paradigm Software Corporation (Nasdaq Bulletin Board Symbol: NPSC) today announced that it has signed an agreement to sell its COPERNICUS software product and related assets to VIE Systems, Inc. of New Jersey.

The Agreement is subject to stockholder approval. Proceeds from the sale will amount to $2,050,000 of which $650,000 will be used to repay a secured loan received from Level 8 Systems, Inc. which matures on July 18th. and $200,000 will be applied to redeem its Series C Preferred shares. In addition, New Paradigm will receive a 5% royalty on all COPERNICUS license revenues received by VIE after the first year.

In the period prior to the Closing (until Shareholder approval has been obtained), New Paradigm has appointed VIE to operate its COPERNICUS business. VIE has agreed to grant certain OEM licenses to New Paradigm to permit it to imbed COPERNICUS in other software it may develop or acquire. New Paradigm has also granted a license to VIE which would continue even if the Closing did not take place. The license provides VIE with the exclusive for the Financial Services, Healthcare, Food and Government Sectors within the US and Canada, and non-exclusive rights outside those sectors and in the rest of the world.

"This transaction will allow the necessary resources to be applied to further develop COPERNICUS and support both IBM's rollout of the product and existing customers whilst retaining some benefit for New Paradigm stockholders from the product's future success", said Mark Blundell, Chief Executive Officer. "We now intend to develop our growing internet business further, and to seek acquisitions or other business combinations where we can add value with our internet expertise or through imbedding COPERNICUS with the acquired software."

In connection with this transaction, John Brann has agreed to join VIE and he has consequently resigned from New Paradigm's Board of Directors.

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